Exhibit (a)(13)

Williams Controls, Inc.

News Release	Contact: Mike Rusk
Corporate Controller
For Immediate Release	Telephone: (503) 684-8600

CURTISS-WRIGHT SUCESSFULLY COMPLETES CASH TENDER OFFER

FOR SHARES OF WILLIAMS CONTROLS, INC.

PORTLAND, OR…December 14, 2012…Williams Controls, Inc. (the “Company”) (NYSE MKT: WMCO) today announced the successful completion of the tender offer for all of its outstanding shares of common stock by Curtiss-Wright Corporation (NYSE: CW) (“Curtiss-Wright”) at a purchase price of $15.42 per share. The tender offer expired at 11:59 p.m., New York City time, on December 13, 2012. As of the expiration of the tender offer, approximately 6.6 million shares had been tendered and not withdrawn representing more than 86% of Williams Controls’ outstanding shares.

As part of the successful completion of the tender offer, Curtiss-Wright has informed Williams Controls that it intends to exercise its right, granted under the merger agreement with Williams Controls pursuant to which the tender offer was made, to purchase additional shares from Williams Controls which will allow Curtiss-Wright to complete and close the merger and the acquisition of Williams Controls without stockholder approval. All outstanding shares of common stock of Williams Controls, other than shares held by Curtiss-Wright, Williams Controls or Williams Controls’ stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $15.42 offer price per share. In addition, upon completion of the merger with Curtiss-Wright, Williams Controls’ common stock will cease to be traded on the New York Stock Exchange.

ABOUT WILLIAMS CONTROLS

Williams Controls is a leading global designer and manufacturer of Electronic Throttle Control Systems (“ETCs”) for the heavy truck, bus and off-road markets. Williams Controls is headquartered in Portland, Oregon and employs more than 300 people worldwide at locations in North America, Europe, and Asia with sales of $64 million in fiscal 2012. For more information, visit Williams Controls’ website at www.wmco.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this news release constitute forward-looking statements. These forward looking statements are based on Williams Controls’ management’s assumptions and projections, and are generally identifiable by use of the words of a predictive nature. Because management’s expectations are based on anticipation of future events, you should not place undue emphasis on forward-looking statements. Williams Controls cannot assure you that factors beyond its control, such as factors that substantially impact its business operations or financial performance; the instigation of litigation involving Williams Controls, its business, or the transactions described herein; the discovery of unknown or unforeseen circumstances that affect that company’s assets or operations; or conditions affecting the global economy (particularly if they disproportionately affect Williams Controls), will not delay or prevent consummation of the transactions described above. In addition, Williams Controls’ business is subject to certain other risks, particularly including those risks discussed in the section entitled “Risk Factors” in Williams Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2012.